1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X           Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes               No   X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 31, 2004	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC Set June 20 Record Date for Common Share Dividend

Hsinchu, Taiwan, May 31, 2004 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC or the “Company”) (NYSE: TSM) today announced the Company set June 20, 2004 as the record date for its common shares entitled to participate in the stock and cash dividends. The ex-dividend date for TSMC common shares will be June 14, 2004.

On May 11, 2004, TSMC shareholders approved the proposal for distribution of common share dividends, including a stock dividend of 140.8668 shares for each 1,000 common shares and a cash dividend of NT$0.6037 per common share.

As required by Article 165 of the Company Law, the shareholders’ register shall be closed for five days prior to the record date, i.e., from June 16 through June 20, 2004, for registration transfer.

To be entitled for the above-mentioned stock and cash dividends, any person who acquires TSMC’s common shares and is not already registered as a holder must apply for the shareholders’ registration with the Agency Department of China Trust Commercial Bank before 5:00 p.m., June 15, 2004, in person or by mail, with a postmark of the said date. (Agency Department of China Trust Commercial Bank: Add: 5th Floor, No. 83, Sec. 1, Chungking S. Rd., Taipei, ROC; Tel: 886-2-2361-3033)

The record date for TSMC American Depositary Shares (ADSs) entitled to participate in this stock and cash dividend will be June 16, 2004 and the ADSs ex-dividend date will be June 14, 2004. Holders of ADSs are encouraged to check with their securities brokers for receipt of the stock dividend in their own accounts. Any questions regarding this upcoming dividend may be directed to Ms. Emi Mak at CitiBank, N.A. (Tel: 1-212-657-2770 / email: emi.p.mak@citigroup.com)

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TSMC Spokesperson:

Ms. Lora Ho

Vice President and CFO

Tel: 886-3-566-4602

For further information, please contact:

Mr. J.H. Tzeng	Mr. Jesse Chou	Mr. Richard Chung
PR Department Manager, TSMC	Public Affairs Manager, TSMC	PR Principal Specialist, TSMC
Tel: 886-3-666-5028 (O)	Tel:886-3-666-5029 (O)	Tel:886-3-666-5038 (O)
886-928-882-607(Mobile)	886-932-113-258(Mobile)	886-911-258-751(Mobile)
Fax: 886-3-567-0121	Fax:03-5670121	Fax:03-5670121
E-mail: jhtzeng@tsmc.com	E-Mail: jhchoua@tsmc.com	E-Mail: cychung@tsmc.com